UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Miller, Mary B.
   20 Strawberry Lane
   N. Reading, MA  01864
   USA
2. Issuer Name and Ticker or Trading Symbol
   Progress Software Corporation
   PRGS
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   August 1996
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Principal Accounting Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Incentive Stock Option|$15.50  |04-02|H (1|V|6,000      |D  |03-01|04-01|Common Stock|6,000  |       |0           |   |            |
                      |        |-96  |)   | |           |   |-96 (|-06  |            |       |       |            |   |            |
                      |        |     |    | |           |   |1)   |     |            |       |       |            |   |            |
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Incentive Stock Option|$13.50  |04-02|A   |V|6,000      |A  |03-01|04-01|Common Stock|6,000  |       |6,000 (3)   |D  |            |
                      |        |-96  |    | |           |   |-96 (|-06  |            |       |       |            |   |            |
                      |        |     |    | |           |   |2)   |     |            |       |       |            |   |            |
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Incentive Stock Option|$13.50  |08-21|A   |V|2,500      |A  |03-01|08-01|Common Stock|2,500  |       |2,500 (5)   |D  |            |
                      |        |-96  |    | |           |   |-96 (|-06  |            |       |       |            |   |            |
                      |        |     |    | |           |   |4)   |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1)Cancellation of option in connection with grant of replacement option.
(2)The reported transaction involved the repricing and the amendment of the vesting terms of an existing option which provided for vesting in equal monthly increments over a 60 month period. On 8-21-96 the replacement option was repriced from $15.50 to $13.50, and the vesting terms were amended such that vesting will continue to occur in equal monthly increments over a 60 month period; but the vesting of the option may accelerate if certain financial performance criteria are met.
(3) On 8-31-96 options to purchase 600 shares were vested.
(4) Options vest in equal monthly increments over a 60 month period; provided that the vesting of the option may accelerate if certain financial performance criteria are met.
                               (5) On 8-31-96 options
to purchase 250 shares were
vested.
SIGNATURE OF REPORTING PERSON
Mary B. Miller
DATE
11-15-96